EACO Corporation
                                                   Eatery Concepts
                                            2113 Florida Boulevard
                                      Neptune Beach, Florida 32266
                                                    (904) 249-4197
                                               Fax: (904) 249-1466

August 9, 2005

Ms. Linda Cvrkel
Branch Chief
U. S. Securities and Exchange Commission
Washington, D.C.   20549

Re:  EACO Corporation (the "Company")
     Form 10-K for the fiscal year ended December 29, 2004
     Your File No.  0-14311

Dear Ms. Cvrkel:

This letter is in response to your recent phone call following up on the Company's responses to two previous comment letters received from the Commission. In our conversation, you asked us to confirm that in future filings, we would explain why we presented our results of operations for our sixteen restaurants which were under contract for sale as results from continuing operations in the first quarter Form 10-Q.

We will revise our notes in future filings to discuss the reasoning behind our disclosure in the first quarter Form 10-Q as results from continuing operations. The transaction for the sale of these restaurants was completed in the third quarter of 2005, so we will be presenting the results of the sold restaurants as "Assets Held for Sale" and "Results from Discontinued Operations" in our second quarter Form 10-Q filing.